RICHARDSON & PATEL LLP
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Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
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November 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Dana Brown

RE:	Awesome Living, Inc.
Form 10-12G
Filed September 15, 2010
File No. 000-54119

Dear Mr. Brown:

Set forth below are our responses submitted on behalf of our client, Awesome Living, Inc. (the “Company”), to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 12, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

General

1.
Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared our comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Response:  We note the Staff’s comment.

Dana Brown
Securities and Exchange Commission
November 9, 2010

Form 10

Item 9. Market Price of and Dividends on the Registrant's Common Equity

2.
We note that you have incorporated by reference the section "Capitalization" from the information statement; however, this section does not appear in the information statement. Please advise. Please also revise the sections from the information statement that you are incorporating by reference to ensure you have included all of the information required by Item 201 of Regulation S-K.

Response:  We have revised Item 9 to remove the reference to a “Capitalization” section of the information statement and add a reference to the “Market Price of Our Common Equity and Related Stockholder Matters” section.  We also added to the information statement the “Market Price of Our Common Equity and Related Stockholder Matters” section, which, along with the “Dividend Policy” section, includes all of the information required by Item 201 of Regulation S-K.

Exhibit 99.1

General

3.
Please advise us of the basis for your belief that this spin-off should not be registered under the Securities Act of 1933. You should discuss each of the factors addressed in Staff Legal Bulletin No. 4 (September 16, 1997). Please address in detail the basis for your belief that the spin-off will be pro rata to the parent's shareholders given that the August 12, 2010 record date falls before the merger of uKarma Corporation and Innolog Holdings Corporation on August 18, 2010 and the basis for your belief that the spin-off has a valid business purpose given the recent reverse merger and your statements on page 8 of the information statement that Awesome Living is a business in the early stage of its development with limited or no operating history. Please also discuss in detail whether the parent is spinning off restricted securities given the disclosure in the fourth paragraph on page 14 of the information statement and, if so, whether the parent has held these shares for at least two years.

Response:  The basis of our belief that this spin-off should not be registered under the Securities Act of 1933 is Statement #4 of the Staff Legal Bulletin No. 4 dated September 16, 1997, which says that a subsidiary does not have to register the spin-off under the Securities Act if the following five conditions are met:

(1)	The parent shareholders do not provide consideration for the spun-off shares;
(2)	The spin-off is pro-rata to the parent shareholders;
(3)	The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

Dana Brown
Securities and Exchange Commission
November 9, 2010

(4)	The parent has a valid business purpose for the spin-off; and
(5)	If the parent spins-off “restricted securities,” it has held those securities for at least two years.

Following is our analysis using the five conditions:

(1)           No Consideration from Parent Stockholders

Innolog’s stockholders are not required to pay for shares of Awesome Living common stock to be received in connection with the spin-off.  Innolog is not transferring the spun-off securities for value, and, thus, this spin-off is not a sale.

(2)           Pro-Rata Spin-Off to Parent Stockholders

The Staff Bulletin says “When the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and subsidiary both before and after the spin-off.  If a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares.  Ordinarily, Securities Act registration would be required if a spin-off is not pro rata.”

The spin-off is pro rata to parent shareholders.  The dividend will be distributed to shareholders as of record on August 12, 2010 on a pro rata basis.  This spin-off is in accordance with the Bulletin.  It states that if the spin-off is not pro rata, some shareholders give up value.  However, shareholders of the parent company as a result of the reverse merger (effective August 18, 2010) and after the record date for the spin-off had no expectation of the dividend.  The parent company notified FINRA of the record date for the dividend.  The parent company also disclosed the record date for the dividend in its most recent quarterly report, which was filed with the Commission on August 12, 2010, prior to the effective date of the reverse merger with the private company, Innolog Holding Group (formerly known as Innolog Holding Corporation prior to the merger).  For instance, the parent company said the following, which notified shareholders:

“On August 12, 2010, the Company established a record date of August 12, 2010 for a planned spinoff of its wholly owned subsidiary, Awesome Living, Inc.  It is contemplated that for every 5 shares of common stock of the Company owned on the record date, each shareholder will receive 1 share of common stock of Awesome Living, Inc. upon the effectiveness of the spinoff.”

As a matter of corporate law, the record date for the dividend establishes that shareholders receiving stock after the record date are not entitled to the dividend, and therefore they are not “giving up value” by not receiving Awesome Living stock.  Further, the former shareholders of the private company, Innolog Holding Group (formerly known as Innolog Holding Corporation prior to the merger), that received stock of the parent company, uKarma Corporation (now known as Innolog Holding Corporation), insisted on the declaration of the record date for the dividend prior to the transaction, and thus August 12 was set as the record date prior to the reverse merger.  Shareholders of Innolog (prior to the merger) obviously had no expectation of receiving the Awesome Living common stock.

Dana Brown
Securities and Exchange Commission
November 9, 2010

(3)           Adequate Information

Innolog is a reporting company, and Awesome Living will be an Exchange Act reporting company beginning November 15, 2010.

Statement #4 of the Staff Legal Bulletin No. 4 states that “[i]f the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities: * it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and * the subsidiary registers the spun-off securities under the Exchange Act.”  If the subsidiary is a reporting company but has not been reporting for 90 days, then “the parent may provide adequate information in the same manner as for a non-reporting company.”

Innolog will provide its shareholders an information statement that describes the spin-off and Awesome Living in substantial compliance with Regulation 14A or Regulation 14C by mailing once the Staff clears its comments to our Form 10-12G.  Also, Awesome Living is registering the spun-off securities under the Exchange Act on Form 10 (File No. 000-54119), which was initially filed with the Commission on September 15, 2010.

(4)           Valid Business Purpose

Statement #4 of the Staff Legal Bulletin No. 4 states that the Division of Corporation Finance recognizes the following as two examples of valid business purposes for a spin-off: (i) “allowing management of each business to focus solely on that business,” and (ii) “enhancing access to financing by allowing the financial community to focus separately on each business.”

Awesome Living serves the health and wellness industry, developing and marketing proprietary branded personal health and wellness products.  The parent company serves the defense industry, and its business is to provide logistics solutions to the U.S. military and civilian agencies and state and local governments.  Although Awesome Living is an early stage company with limited operating history, its business is clearly different from that of the parent company, and each business is managed as two separate businesses.

We believe that investors who are interested in one of these companies’ businesses would not necessarily be interested in investing in the other company’s business as the two businesses are so distinct and separate from each other.  The spin-off would allow investors to focus on one business rather than focusing on the two unrelated businesses.

Thus, we believe there is a valid business purpose for the spin-off.

Dana Brown
Securities and Exchange Commission
November 9, 2010

(5)           Holding Period of “Restricted Securities”

Statement #4 of the Staff Legal Bulletin No. 4 states that its “two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.”  Here, uKarma Corporation formed Awesome Living on July 22, 2010 for the purpose of the spin-off.

For the reasons stated above, we believe the five conditions of Statement #4 of the Staff Legal Bulletin No. 4 are met here, and Awesome Living does not have to register the spin-off.

4.
Please revise references to "Innolog" and "Innolog Holdings Corporation" throughout your information statement to more clearly identify each of the entities at different stages of the past merger transaction and proposed spin-off transaction. It appears that you use the terms interchangeably to refer both to the current parent of Awesome Living Inc. and to uKarma Corporation prior to the merger, even though prior to the merger uKarma and Innolog Holdings Corporation both existed and were distinct companies. We also note on pages two and five that the meaning may change based on "context." Additionally we note the last sentence of the second paragraph on page five that references to Innolog refer to Innolog Holdings Corporation and its consolidated subsidiaries "other than Awesome Living."

Response:  We have revised such references throughout the information statement.

5.
Please remove qualitative statements throughout the information statement such as "rapidly growing tens of millions" on pages 5 and page 20, "extremely well suited" on page 20, "very high percentage" and "big seller" on page 21, and "key acquisitions and business development initiatives which quickly increased shareholder value" on page 23. Please note that these are only examples.

Response:  We have removed qualitative statements throughout the information statement.

6.	Please delete the disclosure in the second paragraph on page 2 that the information in the information statement is accurate as of any "other date stated in this information statement."

Response:  We have removed such disclosure.

Letter from Innolog Holdings Corporation

7.
Please revise the last sentence of the first paragraph of the letter to provide balancing disclosure that there is no guarantee that the spin-off will facilitate either company's corporate strategies and enhance access to capital for both companies. Please similarly revise the last sentence of the second paragraph of the letter to Awesome Living's shareholders.

Response:  We have revised such sentences of the letters.

Dana Brown
Securities and Exchange Commission
November 9, 2010

8.
We note your statement in the second paragraph that "[w]e intend for the spin-off to be tax-free." Please tell us your basis for this statement in light of your disclosure that you have no IRS ruling or expert opinion in support of this or please clarify that this statement is management's belief. Please similarly tell us the basis for the statements in the second answer on page 4 and the first paragraph on page 14 or please state that the disclosure is management's belief.

Response: We have revised these disclosures to state that the spin-off may or may not be tax-free.

Summary, page 5

9.
The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of the "Our Business" section. Please also provide the amount of your accumulated deficit to date and please revise to include the last sentence on page 18 in which you state that you expect to incur substantial losses over the next two years and the second sentence in the second paragraph on page 19 that you need approximately $631,322 to meet your capital requirements over the next 12 months.

Response:   We have revised the forefront of the “Our Business” section to include such information, except with regards to the accumulated deficit to date.  The accumulated deficit is related to the parent company and will not carry over to Awesome Living.

Corporate Information and Structure, page 6

10.	You state that you maintain a website at www.awesomeliving.com, yet the site appears to be under construction. Please advise.

Response:  The website is currently under development, but we expect it will be complete by November 15, 2010.  We have revised disclosures regarding our website accordingly.

Risk Factors, page 7

11.
Please create a risk factor to discuss that Messrs. Glaser and Tannous will own 75.66% of the common stock after the spin-off and the impact their ownership will have on shareholder voting, management and operations.

Response:  We added such a risk factor on page 12 of the information statement.

Dana Brown
Securities and Exchange Commission
November 9, 2010

Our historical financial information is not necessarily representative, page 8

12.	Please revise to quantify the expected costs you will incur as a newly reporting company, both initially and ongoing.

Response:  We have revised the risk factor on page 8 accordingly.

We may be required to satisfy certain indemnification obligations to Innolog, page 8

13.
Please revise this risk factor to discuss the indemnification obligations owed by you to Innolog and owed by Innolog to you. Please also file the Separation and Distribution Agreement as an exhibit to your filing.

Response:  The reference to a “Separation and Distribution Agreement” was replaced as the indemnification obligations are contained in the merger agreement.  We have revised the risk factor to discuss the specific obligations, and filed the merger agreement as an exhibit.

We lack a substantial operating history and have experienced losses, page 8

14.
The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please disclose this information in this risk factor. Additionally please disclose your monthly "burn rate" and the month you will run out of funds without the addition of capital.

Response:  We have revised such risk factor accordingly.

We may be affected by product liability claims, page 11

15.	Please revise this risk factor to disclose when you plan to acquire the liability insurance.

Response:  We have revised the risk factor accordingly.

The Spin-Off, page 13

Reasons for the Spin-Off, page 13

16.
Please revise to present the reasons for the spin-off separate from the reasons for the merger. The section discusses opportunities and benefits of "the merger and subsequent spin-off." Please also revise to discuss the negative factors that are associated with the merger and the spin-off.

Response:  We have revised this section accordingly.

Dana Brown
Securities and Exchange Commission
November 9, 2010

17.
Please advise as to how the second and third bullets in this section create a significant opportunity and benefit as the merger of uKarma Corporation and Innolog Holdings Corporation only occurred on August 18, 2010 and the board of directors of Innolog approved the spin-off on August 10, 2010. Please also advise as to how the fourth bullet creates a significant opportunity and benefit as the record date for the spin-off is August 12, 2010 and the merger occurred on August 18, 2010.

Response:  Regarding the second and third bullets, as Innolog’s defense business is separated and unrelated to Awesome Living’s healthy and wellness business, the segregation of these companies through the spin-off will allow each company to focus on its respective businesses and attract financing and qualified employees.  A marketing expert of healthy living multi-media products, for example, should be easier to attract to Awesome Living if not affiliated with a defense business.  Regarding the fourth bullet relating to shareholder value, an investor that may invest in a defense company may not invest in a health and wellness company (and vice versa), and thus may choose not to invest if both companies are combined.  As previously stated, the spin-off would allow investors to focus on one company with one business rather than focusing on one company with two unrelated businesses.

Important Federal Income Tax Consequences, page 13

18.	Please revise your disclosure to clarify who the "certain" Innolog shareholders are in the first sentence of this section.

Response:  We have revised the disclosure to remove “certain.”

Management's Discussion and Analysis of Financial Condition, page 14

Recent Developments, page 15

19.
Please revise to provide support for the last paragraph of this section. Alternatively, please revise this section to state that it is management's belief and provide balancing disclosure that there is no guarantee that, after the spin-off, you will be in a position to begin raising capital so you can begin marketing your current and future products.

Response:  We have revised the section to state it is management’s belief and have provided such balancing disclosure.

Dana Brown
Securities and Exchange Commission
November 9, 2010

Our Business, page 20

20.
Please provide balancing disclosure to indicate that there is no guarantee that you will be able to execute the plans discussed in the Our Business section. Additionally please revise the headings "Principal Products and Services" and "Distribution and Sales" to indicate that these sections are largely aspirational. Please indicate the status of each initiative discussed. For example, revise your disclosure to state how many customers you currently have and how long you anticipate it will take you to reach the 10,000 customers which would warrant your product extensions.

Response:  We have revised the “Our Business” section accordingly.

21.
Please revise to clarify disclosure regarding past activities. Please revise your statements "previously engaged an agent" and "had interest in producing a TV show" on page 20 to indicate whether any agreements were executed. Additionally please disclose the results of the national airing of the infomercial that began on June 27, 2008, as referenced on page 21.

Response:  We revised our response accordingly.

Principal Products and Services, page 20

22.
Please explain to us the nature of your relationship with Erik Paskel, including the nature of any current agreements. Please file all material agreements as exhibits to your next amended registration statement.

Response:  Eric Paskel was a consultant to uKarma Corporation under a consulting agreement between Mr. Paskel and uKarma dated April 19, 2006.  The term of his agreement ended on April 19, 2009, but uKarma’s obligations continued under the agreement to pay Mr. Paskel certain royalties for our Xflowsion product sales.  Thus, we now have the royalty obligations, and the consulting agreement is filed as an exhibit.

Distributions and Sales, page 21

23.
Please clarify and balance your focus group disclosure on page 21. State, if true, that the percentage of participants "interested" in buying your DVD series may not translate into a similar viewer response rate for your infomercials. Revise the phrase "confirmed our potential" to clarify for investors that there is no guarantee that sales will be successful.

Response:  We have revised this section accordingly.

DVD Continuity Programs, page 21

24.
We note your disclosure regarding a call center in the second paragraph on page 21. Please revise your disclosure to discuss the expenses incurred with respect to the call center and whether you have any agreements in place for the call center. If so, please file the agreement as an exhibit to your next amended registration statement.

Dana Brown
Securities and Exchange Commission
November 9, 2010

Response:  We had a call center that we engaged in the past, but do not currently have a call center.  We have revised such disclosure accordingly.

Viral/Social Media Marketing, page 22

25.	Please delete the references to Facebook, Twitter, and YouTube.

Response:  We have removed such references.

Affiliate Programs, page 22

26.
Please revise your disclosure to state whether you have any agreements in place with the websites you list in this section. If so, please file the agreements as exhibits to your next amended registration statement. If not, please delete the references to the websites.

Response:  We do not have any agreements in place with those websites, and have removed the references to such websites.

Management, page 23

27.
Please revise this section so that the dates listed in the table on the top of page 23 match the dates in the paragraphs set forth below. Please also revise the description of Mr. Tannous to include his tenure as director of uKarma Corporation as discussed in the Legal Proceedings section on page 22 and to provide the dates Mr. Tannous has served at uKarma Corporation and US First Capital, LLC.

Response:  The dates listed in the table do not conflict with the dates in the paragraphs.  For a period of time in July 2010 and August 2010, Messrs. Glaser and Tannous served as officers and directors of the Company concurrent to each of their respective positions with Innolog.

Board Committees; Director Independence, page 24

28.	Please revise your disclosure to discuss when you plan to form an audit committee and a compensation committee and add independent directors, and whether it will be before or after the spin-off.

Response:  We have revised our disclosure accordingly.

Dana Brown
Securities and Exchange Commission
November 9, 2010

Executive Compensation, page 25

29.	Please tell us why you have reported the 7,211,535 shares awarded to Mr. Glaser in the Salary column and not the Stock Award column of the Summary Compensation table.

Response:  We reported such shares in the Salary column pursuant to Instruction 2 of Item 402(c)(2)(iii) of Regulation S-K because such shares were issued to Mr. Glaser instead of salary in the amount of $144,231.

30.	Please revise the Summary Compensation Table to reflect that the amounts listed in the Option Awards column represent the grant date fair value or please advise.

Response:  We have revised the table accordingly.

Certain Relationships and Related Party Transactions, page 29

31.
Please advise as to why the Consulting Agreement between Mr. Tannous and Awesome Living filed as Exhibit 10.3 to the Form 10 is not disclosed in this section. Alternatively, please revise this section to disclose this agreement.

Response:  We revised this section to include a description of the Consulting Agreement.

*          *          *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP

/s/ Jamie Kim
Jamie Kim, Esq.